       Tengasco, Inc.

10215 Technology Drive, Suite 301

Knoxville, TN 37932 (865) 675-1554

December 20, 2007

Mr. Karl Hiller, Branch Chief, Division of Corporation FinanceU.S.
Securities and Exchange Commission

Washington, D. C. 20549

VIA EDGAR FILING

Re: Tengasco, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 30, 2007; Form 10-Q for the Quarter Ended September 30, 2007 File No. 1-15555

Dear Mr. Hiller:

        Tengasco, Inc. hereby indicates when it will respond to items in your letter to us dated December 7, 2007. The December 7 Letter refers to certain prior comments contained in a letter dated October 2, 2007. Your December 7 letter states in the closing comments that “[a]s appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.”

        In the course of preparing our response, we attempted yesterday to discuss certain of the financial items with Mr. Jim Murphy of your offices but he deferred to Ms. Tracie Towner on our specific inquiry. We then tried to reach Ms. Towner of your offices but her voice message indicated she is on vacation for basically the last two weeks of December 2007.

        We believe it is necessary to discuss these items in order to complete our response. Therefore, we will do so following her return assuming we can reach Ms. Towner promptly in early January, 2008 to discuss the matters we attempted to discuss yesterday. Tengasco will file its responses as soon as possible following our discussion with Ms. Towner but in no event later than Monday, January 14, 2008.

Very truly yours,

TENGASCO, INC.

BY: s/ Jeffrey R. Bailey

JEFFREY R. BAILEY

      Chief Executive Officer